SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 30 October 2014

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

30 October 2014
BT GROUP PLC

RESULTS FOR THE SECOND QUARTER AND HALF YEAR TO 30 SEPTEMBER 2014

BT Group plc (BT.L) today announced its results for the second quarter and half year to 30 September 2014.

		Second quarter to 30 September 2014		Half year to 30 September 2014
		£m	Change	£m	Change
Revenue1		4,383	(2)%	8,737	(2)%
Underlying revenue2 excluding transit			0.2%		0.3%
EBITDA1		1,450	1%	2,885	0%
Profit before tax	- adjusted1	690	13%	1,328	10%
	- reported	563	13%	1,109	17%
Earnings per share	- adjusted1	6.9p	15%	13.4p	13%
	- reported	5.6p	(28)%	11.2p	(8)%
Interim dividend				3.9p	15%
Normalised free cash flow3		533	£(77)m	655	£105m
Net debt				7,063	£(1,011)m

Gavin Patterson, Chief Executive, commenting on the results, said:

“This was a solid quarter, with results slightly ahead of market expectations as we reduced costs and grew EBITDA.  Profit before tax was up 13 per cent.

“Our Consumer business continues to perform well thanks to the impact of BT Sport where Premier League audiences are up around 45 per cent on average.  Fibre is also driving growth with one in three of our retail broadband customers enjoying super-fast speeds.

“Our fibre footprint has increased to more than 21 million premises and will continue to grow.  We continue to see strong demand across the market for the faster speeds that fibre offers.

“Further improving customer service remains a priority and Openreach is recruiting an additional 500 engineers to help us better serve our customers.  We have also launched a range of new cloud-based products and services aimed at the business market.

“We are delivering on our strategy and our outlook remains unchanged.  Our confidence enables us to raise our interim dividend by 15 per cent to 3.9p.”

Key points for the second quarter:

•	Underlying revenue2 excluding transit up 0.2%

•	Underlying operating costs4 excluding transit down 1%

•	EBITDA1 up 1% and earnings per share1 up 15%

•	344,000 Openreach fibre broadband net connections, up 9%

•	Interim dividend up 15% to 3.9p

•	Outlook reaffirmed

1 Before specific items.  Specific items are defined on page 3
2 Excludes specific items, foreign exchange movements and the effect of acquisitions and disposals
3 Before specific items, purchases of telecommunications licences, pension deficit payments and the cash tax benefit of pension deficit payments
4 Excludes specific items, foreign exchange movements and the effect of acquisitions and disposals, and is before depreciation and amortisation

GROUP RESULTS FOR THE SECOND QUARTER AND HALF YEAR TO 30 SEPTEMBER 2014

	Second quarter to 30 September			Half year to 30 September
	2014	2013	Change	2014	2013	Change
	£m	£m	%	£m	£m	%
Revenue
- adjusted1	4,383	4,491	(2)	8,737	8,940	(2)
- reported	4,441	4,491	(1)	8,795	8,940	(2)
- underlying revenue excluding transit			0.2%			0.3%
EBITDA
- adjusted1	1,450	1,434	1	2,885	2,874	0
- reported	1,396	1,382	1	2,787	2,738	2
Operating profit
- adjusted1	832	757	10	1,615	1,500	8
- reported	778	705	10	1,517	1,364	11
Profit before tax
- adjusted1	690	609	13	1,328	1,204	10
- reported	563	499	13	1,109	948	17
Earnings per share
- adjusted1	6.9p	6.0p	15	13.4p	11.9p	13
- reported	5.6p	7.8p	(28)	11.2p	12.2p	(8)
Interim dividend				3.9p	3.4p	15
Capital expenditure2	533	595	(10)	1,049	1,191	(12)
Normalised free cash flow3	533	610	(13)	655	550	19
Net debt				7,063	8,074	£(1,011)m

Line of business results1

	Revenue			EBITDA			Free cash flow3
Second quarter to	2014	20134	Change	2014	20134	Change	2014	20134	Change
30 September	£m	£m	%	£m	£m	%	£m	£m	%
BT Global Services	1,649	1,743	(5)	226	222	2	35	91	(62)
BT Business	789	799	(1)	258	247	4	231	217	6
BT Consumer	1,056	987	7	225	158	42	105	11	n/m
BT Wholesale	529	624	(15)	125	159	(21)	60	154	(61)
Openreach	1,245	1,271	(2)	627	642	(2)	339	311	9
Other and intra-group items	(885)	(933)	5	(11)	6	n/m	(237)	(174)	(36)
Total	4,383	4,491	(2)	1,450	1,434	1	533	610	(13)

1 Before specific items
2 Before purchases of telecommunications licences
3 Before specific items, purchases of telecommunications licences, pension deficit payments and the cash tax benefit of pension deficit payments
4 Certain results have been restated.  See Note 1 to the condensed consolidated financial statements
n/m = not meaningful

Notes:

1.
The commentary focuses on the trading results on an adjusted basis, which is a non-GAAP measure, being before specific items.  Unless otherwise stated, revenue, operating costs, earnings before interest, tax, depreciation and amortisation (EBITDA), operating profit, profit before tax, net finance expense, earnings per share (EPS) and normalised free cash flow are measured before specific items.  This is consistent with the way that financial performance is measured by management and reported to the Board and the Operating Committee and assists in providing a meaningful analysis of the trading results of the group.  The directors believe that presentation of the group’s results in this way is relevant to the understanding of the group’s financial performance as specific items are those that in management’s judgement need to be disclosed by virtue of their size, nature or incidence.  In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence.  Specific items may not be comparable with similarly titled measures used by other companies.  Reported revenue, reported operating costs, reported EBITDA, reported operating profit, reported profit before tax, reported net finance expense, reported EPS and reported free cash flow are the equivalent unadjusted or statutory measures.

2.
Trends in underlying revenue, trends in underlying operating costs, and underlying EBITDA are non-GAAP measures which seek to reflect the underlying performance of the group that will contribute to long-term profitable growth and as such exclude the impact of acquisitions and disposals, foreign exchange movements and any specific items.  We focus on the trends in underlying revenue and underlying operating costs excluding transit as transit traffic is low-margin and is significantly affected by reductions in mobile termination rates.

Enquiries

Press office:
Ross Cook                                                                                     Tel: 020 7356 5369

Investor relations:
Damien Maltarp                                                                            Tel: 020 7356 4909

The second quarter and half year 2014/15 results presentation for analysts and investors will be held in London at 9.00am today and a simultaneous webcast will be available at www.bt.com/results

Results for the third quarter to 31 December 2014 are expected to be announced on Friday 30 January 2015.

About BT

BT is one of the world’s leading providers of communications services and solutions, serving customers in more than 170 countries.  Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services.  BT consists principally of five customer-facing lines of business: BT Global Services, BT Business, BT Consumer, BT Wholesale and Openreach.

For the year ended 31 March 2014, BT Group’s reported revenue was £18,287m with reported profit before taxation of £2,312m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group.  BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Click on, or paste the following link into your web browser, to view the associated PDF document.
http://www.rns-pdf.londonstockexchange.com/rns/6550V_-2014-10-29.pdf

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date  30 October 2014